File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

RECEIVED
2004 APR 30 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date	27 April 2004
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	22

04024712

SCA

SUPPL

Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption File No. 82-763

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, "**SCA Interim Report 1 January–31 March 2004**", which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

Sincerely yours,

Peter Nyquist

Carin Posse

/ Carin Posse

Encl.

SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)
Communications and Investor Relations
Box 7827, 103 97 Stockholm, Sweden
Tel +46 8 788 51 00, Fax +46 8 660 74 30
www.sca.com
Reg. No. 556012-6293

File No. 82-763

SCA

Interim Report

1 January–31 March 2004

	2004:1	2003:1		2003:4
Earnings per share, SEK	4.34	6.02		6.07
Cash flow from current operations per share, SEK	3.48	7.45		11.27
Net sales, SEK M	21,687	21,890		21,153
Earnings after financial items, SEK M	1,472	1,974		1,786
Net earnings, SEK M	1,014	1,395		1,419

Compared with first quarter of 2003

- Net sales amounted to SEK 21,687 M (21,890). Adjusted for currency and price effects, net sales rose by 5%.
- Earnings after taxes (net earnings) amounted to SEK 1,014 M (1,395)[1].
- Earnings per share amounted to SEK 4.34 (6.02).

Compared with fourth quarter of 2003

- Earnings per share amounted to SEK 4.34 (SEK 6.07).
- Unchanged operating margin for Hygiene Products and Packaging, while Forest Products declined.
- Improvements for the Group's operations in North America, with price increases implemented prior to second quarter.

Other

- Acquisition of Malaysian hygiene company Drypers concluded during the quarter.
- Acquisitions of hygiene companies in Australia/New Zealand and Mexico expected to be concluded during second quarter.

[1] *Earnings in the first quarter of 2004 were affected by costs for personnel reductions. During 2003, earnings in the first quarter were affected by sale of shares and, during the fourth quarter, by positive income effect of the release of badwill, costs for personnel reductions and write-downs of fixed assets (see also page 10).*

NET SALES AND EARNINGS

Earnings per share amounted to SEK 4.34 (6.02) and consolidated net earnings amounted to SEK 1,014 M (1,395). Excluding items affecting comparability of a negative SEK 21 M (positive: 154), earnings per share and net earnings declined by 17%.

Consolidated net sales amounted to SEK 21,687 M (21,890). Adjusted for currency and price effects, net sales rose by 5%.

The Group's operating profit amounted to SEK 1,627 M (2,200). Excluding items affecting comparability (expense of SEK 30 M in first quarter of 2004 pertaining to restructuring within hygiene products and SEK 197 M in the first quarter of 2003) operating profit declined by 17%. Currency movements had a negative impact of 10% on operating profit.

Operating profit for Hygiene Products was SEK 1,153 M (1,275), 10% lower, of which 6% due to currency movements. Operating profit for Packaging amounted to SEK 533 M (691), a decline of 23%, of which 4% due to currency movements. Operating profit for Forest Products fell by 15% to SEK 345 M (407), of which 32% due to currency movements.

Operating margin for the Group was 8% (10). The operating margin for Hygiene Products was 11% (12), 7% (9) for Packaging and 9% (11) for Forest Products.

Financial items improved by SEK 71 M to an expense of SEK 155 M (expense 226), primarily as a result of lower average net debt and by dividends reported earlier than in the preceding year. The Group's earnings after financial items amounted to SEK 1,472 M (1,974), excluding items affecting comparability, SEK 1,502 M (1,777). Currency movements affected operating profit adversely by 11%.

Return on shareholders' equity was 10% (12), and return on capital employed was 10% (13).

Comparison with fourth quarter of 2003

Earnings per share during the first quarter amounted to SEK 4.34 (6.07). Excluding items affecting comparability of a negative SEK 21 M (positive: 202), earnings per share declined by 15%.

Consolidated net sales amounted to SEK 21,687 M (21,153) and, accordingly, were 3% higher than in fourth quarter of 2003. Currency movements had a positive effect on net sales of 1%.

Operating profit for the Group amounted to SEK 1,627 M (1,964). Excluding items affecting comparability (expense of SEK 30 M in first quarter of 2004 pertaining to restructuring within Hygiene Products and SEK 155 M in the fourth quarter of 2003), operating profit declined by 8%. Currency movements had only a marginal impact. Operating profit declined by 3% for Hygiene Products and by 1% for Packaging. Operating profit for Forest Products fell 26% due mainly to lower result in publication papers.

Operating margin for the Group declined to 8% (9). The operating margin was 11% (11) for Hygiene Products, 7% (7) for Packaging and 9% (13) for Forest Products.

Financial items improved to an expense of SEK 155 M (expense: 178) due mainly to dividends. Group earnings after financial items amounted to SEK 1,472 M (1,786), excluding items affecting comparability, SEK 1,502 M (1,631). Currency movements had only a marginal effect on earnings after financial items.

Earnings analysis

SEK M	**2004:1**[1]	2003:1[2]	2003:4[3]
Hygiene Products	1,153	1,275	1,184
Packaging	533	691	538
Forest Products	345	407	469
Other[4]	-118	112	69
Operating profit, before goodwill amortization	**1,913**	2,485	2,260
Goodwill amortization	-286	-285	-296
Operating profit	**1,627**	2,200	1,964
Financial items	-155	-226	-178
Earnings after financial items	**1,472**	1,974	1,786
Income tax	-449	-572	-358
Minority interest	-9	-7	-9
Net earnings	**1,014**	1,395	1,419
Earnings per share, SEK	4.34	6.02	6.07

[1] *Including items affecting comparability, SEK -30 M before taxes and SEK –21 M after taxes.*
[2] *Including items affecting comparability, SEK 197 M before taxes and SEK 154 M after taxes.*
[3] *Including items affecting comparability, SEK 155 M before taxes and SEK 202 M after taxes.*
[4] *Including items affecting comparability.*

CASH FLOW

The operating cash surplus amounted to SEK 3,294 M (3,599), corresponding to 15% (16) of net sales. Net current capital expenditures amounted to SEK 583 M (607). Working capital increased SEK 1,354 M (698). Operating cash flow amounted to SEK 1,310 M (2,216).

Tax attributable to operating profit amounted to SEK 389 M (323), and free cash flow, accordingly, totaled SEK 921 M (1,893). Cash flow from current operations – defined as cash flow before strategic investments and dividends – amounted to SEK 813 M (1,730) or SEK 3.48 (7.45) per share.

Company acquisitions amounted to SEK 988 M (544), calculated on a debt-free basis, and included the acquisitions of a Malaysian hygiene company, additional shares in an Asian packaging company, a Dutch packaging company and a protective packaging company in North America. Strategic capital investments in plant and machinery and structural measures amounted to SEK 550 M (706), half of which is attributable to the ongoing tissue investment in Alabama, in the US.

Comparison with fourth quarter of 2003

Cash flow from current operations amounted to SEK 813 M (2,631). The deviation is attributable mainly to a seasonally higher tied-up working capital, which was partly offset by lower current capital expenditures, however. Working capital, which normally declines during the latter part of the fourth quarter due to lower deliveries and, consequently, lower invoicing, normally increases in the first quarter. Prior to this year-end, the difference in major investments and subsequent increased accounts payable was accentuated.

Cash flow analysis

SEK M	2004:1	2003:1	2003:4
Net sales	21,687	21,890	21,153
Operating cash surplus	3,294	3,599	3,348
% of net sales	*15*	*16*	*16*
Current capital expenditures, net	-583	-607	-1,550
% of net sales	*3*	*3*	*7*
Change in working capital	-1,354	-698	1,430
Other operating cash flow changes	-47	-78	-60
Operating cash flow	**1,310**	2,216	3,168
Tax payment etc[1]	-389	-323	-350
Free cash flow	**921**	1,893	2,818
Per share, SEK	*3.95*	*8.15*	*12.06*
Interest payment after taxes	-108	-163	-187
Cash flow from current operations	**813**	1,730	2,631
Per share, SEK	*3.48*	*7.45*	*11.27*
Strategic investments and divestments	-1,538	-600	-4,785
Cash flow before dividend	**-725**	1,130	-2,154
Dividend	-	-	-
Conversion of debentures, warrants	1	-	-
Sale of own shares	4	1	4
Net cash flow	**-720**	1,131	-2,150

[1] *Tax attributable to operating profit*

FINANCING

Net debt amounted to SEK 24,012 M, an increase of SEK 1,706 M since the beginning of the year. Net cash flow showed a deficit of SEK 720 M and negative currency effects of SEK 986 M.

Consolidated shareholders' equity increased during the period by SEK 2,113 M to SEK 51,867 M. Net earnings for the period increased equity by SEK 1,014 M. The sale of own shares and conversion of debenture loans increased shareholders' equity by SEK 5 M and currency effects impacted positively on shareholders' equity by SEK 1,094 M.

The debt/equity ratio amounted to 0.46 (0.45) at the end of the quarter. At the beginning of the year, debt/equity was 0.44. The interest coverage multiple was 10.5 (9.7).

HYGIENE PRODUCTS BUSINESS AREA

SEK M		2004:1	2003:1	2003:4
Net sales		**10,545**	10,906	10,531
Consumer Tissue		3,721	3,817	3,759
Tissue for bulk consumers – AFH		2,638	2,913	2,628
Personal Care		4,186	4,176	4,144
Operating surplus		**1,768**	1,895	1,747
Consumer Tissue		635	646	614
Tissue for bulk consumers – AFH		335	457	340
Personal Care		798	792	793
Operating profit, before goodwill amortization		**1,153**	1,275	1,184
Consumer Tissue		385	395	402
Tissue for bulk consumers – AFH		168	288	178
Personal Care		600	592	604
Operating surplus margin, %		**17**	17	17
Consumer Tissue		17	17	16
Tissue for bulk consumers – AFH		13	16	13
Personal Care		19	19	19
Operating margin, %		**11**	12	11
Consumer Tissue		10	10	11
Tissue for bulk consumers – AFH		6	10	7
Personal Care		14	14	15
Volume growth, %				
Consumer Tissue	-0.6[1]	1.3[2]	-3.1[1]	5.3[1]
Tissue for bulk consumers – AFH	0.4[1]	1.0[2]	-0.6[1]	-4.8[1]
Personal Care	2.4[1]	5.0[2]	-0.4[1]	2.9[1]

[1] *Compared with the immediately preceding quarter.*
[2] *Compared with corresponding period previous year.*

See also pages 12 and 17-18.

Net sales amounted to SEK 10,545 M (10,906), down 3% compared with the preceding year. Currency movements reduced sales by 4%.

Operating profit amounted to SEK 1,153 M (1,275), a decline of 10%. Currency movements affected operating profit negatively by 6%. Lower prices, particularly in the tissue segments, had a negative impact on operating profit.

Operating profit in the first quarter was 3% lower compared with the fourth quarter of 2003. Operating profit declined as a result of somewhat lower prices in consumer tissue.

Consumer Tissue

Operating profit was down 3% to SEK 385 M (395). Currency movements reduced operating profit by 1%. Lower prices were partially offset by productivity improvements and somewhat lower raw material costs.

Operating profit in the first quarter was 4% lower compared with the fourth quarter of 2003 and amounted to SEK 385 M (402). The decline in operating profit is attributable to somewhat lower prices that could not be fully offset by lower raw materials costs.

Tissue for bulk consumers – AFH

Operating profit for AFH products, amounted to SEK 168 M (288), down 42% compared with the preceding year. Higher volumes and improved capacity utilization for the entire product area partly offset lower prices primarily in the North American operations. In addition, higher prices for recovered paper in the North American operations also had negative effects on operating profit.

Compared with the fourth quarter of 2003, operating profit in the first quarter was down 6% to SEK 168 M (178). The decline in operating profit in the European operations, due mainly to increased costs for establishment of a global brand platform for the Tork brand, combined with lower result in the North American operations, had a negative effect. However, toward the end of the quarter price hikes were carried out in the North American operations at the same time as order intake increased. The new tissue machine in Alabama, in the US, was placed in operation in March.

Personal Care

Operating profit increased to SEK 600 M (592). A favorable volume trend and positive product mix, mainly in the incontinence area, affected operating profit positively. These effects were, however, weakened by somewhat lower prices and negative currency movements.

Compared with the fourth quarter of 2003, operating profit was marginally lower and amounted to SEK 600 M (604). Lower prices were offset by higher volumes for feminine hygiene and incontinence products in the North American retail sector and by a changed product mix in health care incontinence operations in Europe. Currency movements had a negative impact on operating profit.

PACKAGING BUSINESS AREA

SEK M	2004:1	2003:1	2003:4
Net sales	**7,830**	7,715	7,459
Operating surplus	**975**	1,100	965
Operating profit, before goodwill amortization	**533**	691	538
Operating surplus margin, %[1]	**12**	14	13
Operating margin, %[1]	**7**	9	7
Production			
Liner products, kton	**650**	635	627
Deliveries			
Liner products, kton	**663**	639	621
Corrugated board, Mm²	**1,068[2]**	1,041[2]	1,041[2]

[1] Adjusted for the external trading with linerboard, margins increase by about 2 percentage points.
[2] Volumes do not include volumes from protective packaging and other high-value segments.

See also pages 12 and 17-18.

Net sales were somewhat higher than in the preceding year and amounted to SEK 7,830 M (7,715). Currency movements had a negative impact of 2% on net sales. Acquisitions of protective packaging companies in North America and Asia, combined with volume increases in the existing operations, contributed 4%, while net sales were affected adversely by lower prices.

Operating profit amounted to SEK 533 M (691), down 23%. Lower prices were partially offset by higher volumes and lower energy costs. The North American packaging operations show higher result due mainly to company acquisitions.

Compared with the fourth quarter of 2003, operating profit was somewhat lower and amounted to SEK 533 M (538). The positive effects of higher volumes and lower raw materials costs were offset by higher energy costs. The North American packaging operations show higher result due to higher volumes. Currency movements affected operating profit negatively by 2%.

FOREST PRODUCTS BUSINESS AREA

SEK M	**2004:1**	2003:1	2003:4
Net sales	**3,813**	3,561	3,736
Publication papers	1,905	1,764	1,891
Pulp, timber and solid-wood products	1,908	1,797	1,845
Operating surplus	**667**	703	763
Publication papers	310	426	420
Pulp, timber and solid-wood products	357	277	343
Operating profit, before goodwill amortization	**345**	407	469
Publication papers	96	211	208
Pulp, timber and solid-wood products	249	196	261
Operating surplus margin, %	**17**	20	20
Publication papers	16	24	22
Pulp, timber and solid-wood products	19	15	19
Operating margin, %	**9**	11	13
Publication papers	5	12	11
Pulp, timber and solid-wood products	13	11	14
Production			
Publication papers, kton	**357**	336	362
Solid-wood products, km^3	**370**	257	377
Deliveries			
Publication papers, kton	**370**	330	380
Solid-wood products, km^3	**340**	238	383

See also pages 12 and 17-18.

Net sales for the Forest Products business area were 7 % higher than in the preceding year and amounted to SEK 3,813 M (3,561). The positive effects of higher volumes and the acquisition of Scaninge's forestry and sawmill operations were offset partially by lower paper prices. Currency movements had a negative impact on net sales corresponding to 4%.

Operating profit amounted to SEK 345 M (407), a decline of 15%. Currency movements reduced operating profit by 32%. Increased volumes and, accordingly, higher capacity utilization, combined with acquisitions, more than offset lower prices in the publication paper operations.

Compared with the fourth quarter of 2003, operating profit declined 26% to SEK 345 M (469). The negative impact of currency movements on operating profit amounted to 3%. Lower prices and volumes were offset somewhat by the positive effects from the acquisition of Scaninge's forestry operations.

Publication papers

Operating profit from publication paper operations totaled SEK 96 M (211), a decline of 55%. The sharp decline in operating profit was due mainly to lower prices and negative currency effects, which were partly offset by increased volumes and, consequently, higher capacity utilization.

Operating profit weakened compared with the fourth quarter of 2003, amounting to SEK 96 M (208), a decline of 54%. The decline in operating profit is due to lower prices and volumes combined with higher energy costs and negative currency effects. In addition, maintenance stops impacted negatively on the result.

Pulp, timber and solid-wood products

Operating profit amounted to SEK 249 M (196), 27% higher compared with the preceding year. The improvement was due mainly to higher prices and the acquisition of Scaninge's forestry and sawmill operations as well as to lower energy costs. Currency movements affected operating profit negatively.

Compared with the fourth quarter of 2003, operating profit amounted to SEK 249 M (261), down 5%. The decline was attributable primarily to lower volumes that could not be offset by higher prices and the positive effects of the acquisition of Scaninge's forestry operations. Currency movements affected operating profit negatively.

GOODWILL

Consolidated goodwill amounted to SEK 15,200 M (14,586). Of the total increase during the year, SEK 566 M was attributable to currency movements. Goodwill is amortized over 20 years. Goodwill amortization by business areas is presented on pages 12 and 17.

Earnings excluding goodwill amortization

SEK M	2004:1	2003:1	2003:4
Operating profit	**1,913**	2,485	2,260
Earnings after financial items	**1,758**	2,259	2,083
Net earnings	**1,287**	1,667	1,707
Earnings per share (SEK)	**5.51**	7.20	7.31

PERSONNEL

The average number of SCA Group employees at the close of the quarter was 46,107, compared with 43,437 at end of the first quarter of 2003[2].

RATIONALIZATION PROGRAM

The rationalization program initiated during the fourth quarter of 2003 in the European hygiene operations has proceeded in accordance with the assessment described in the year-end report for 2003. Costs in the first quarter of 2004 amounted to SEK 30 M, which means that a total of SEK 188 M affected the result in 2003 and 2004. The total costs are expected to amount to SEK 210 M. The costs in the first quarter were offset entirely by the corresponding savings.

MARKET OUTLOOK

SCA's consumer products continue to show a favorable demand trend, particularly in the incontinence area. The volume growth in consumer tissue is favorable, with a higher growth rate in Eastern Europe. After a weak start of the year, demand for corrugated board packaging improved and liner prices were increased. A certain improvement in the advertisement business climate has been noted and demand for publication papers has strengthened somewhat.

The recovery tendency that previously could be noted in the Group's North American tissue and packaging operations has strengthened. At the same time, price increases in the tissue area have been implemented for the second quarter.

OTHER

SCA follows the recommendations of the Swedish Financial Accounting Standards Council. New recommendations effective in 2004 have not affected the accounting principles applied by the Group, since SCA began applying RR 29, Employee Benefits, earlier.

The deficit in the Group's defined-benefit pension plans amounted at the end of the first quarter to approximately SEK 4,780 M and ,accordingly, has increased by SEK 362 M since year-end. Measured at April 20, 2004, however, the deficit, as a result of higher interest rates and higher return on assets, was reduced by SEK 868 M to a level below that at year-end by SEK 506 M.

In accordance with the guidelines in Swedish accounting recommendation RR 20, it is reported that the Group's parent company, Svenska Cellulosa Aktiebolaget SCA (publ), owns the forestlands and other fixed properties that are part of the Group's forestry operations and provide felling rights for standing timber to its subsidiary SCA Skog AB. In other respects, the parent company is a holding

---

[2] *Including SCA's portion of joint-venture companies.*

company whose main task is to own and manage shares in a number of business-group companies and to provide Group-wide management and administration. Operating revenues during the first quarter amounted to SEK 40 M (38), and earnings before appropriations and taxes to a loss of SEK 285 M (loss: 385). During the first quarter, the parent company made no investments in shares and participations. Investments in plant and machinery during the quarter amounted to SEK 3 M (15). Liquid funds at the end of the quarter amounted to SEK 19 M (35).

During the first quarter quarter, SCA concluded agreements covering the acquisition of the hygiene operations of Carter Holt Harvey in Australia and New Zealand, and comparable operations of Copamex in Mexico. The acquisitions are expected to be completed during the second quarter.

Acquisitions during the year:

Acquisition	Purchase price[1]	Consolidation date
Vincor	SEK 82 M	January 2004
Mark/Heritage	SEK 13 M	March 2004
Drypers	SEK 632 M	March 2004
Central Package Group (27.5%)	SEK 242 M	April 2004

[1] *On debt-free basis.*

SHARE DISTRIBUTION

31 March 2004	Series A	Series B	Total
Registered number of shares	40,437,203	194,590,340	235,027,543
Of which treasury shares	-	(1,691,949)	(1,691,949)
Non-registered increase in share capital	-	9,155	9,155
Total after non-registered increase in share capital	**40,437,203**	**194,599,495**	**235,036,698**

Calculated in accordance with the recommendations of the Swedish Financial Accounting Standards Council, the effects of outstanding convertible debenture and options programs amount to a maximum dilution of 0.1%, which was taken into consideration when calculating earnings per share for the period.

Stockholm, 27 April 2004
SVENSKA CELLULOSA AKTIEBOLAGET SCA (publ)

Jan Åström
President and CEO

This report has not been subject to examination by the auditors.

STATEMENT OF EARNINGS

	2004:1	2003:1	2003:4
	SEK M	SEK M	SEK M
Net sales	21,687	21,890	21,153
Operating expenses[1]	-18,386	-18,075	-17,551
Operating surplus	**3,301**	3,815	3,602
Depreciation and write-down, properties and plant[2]	-1,393	-1,363	-1,369
Goodwill amortization	-286	-285	-296
Share in earnings of associated companies	5	33	27
Operating profit	**1,627**	2,200	1,964
Financial items	-155	-226	-178
Earnings after financial items	**1,472**	1,974	1,786
Income taxes	-449	-572	-358
Minority interest	-9	-7	-9
Net earnings	**1,014**	1,395	1,419
Earnings per share, SEK			
- before dilution effects	4.35	6.06	6.08
- after dilution effects	4.34	6.02	6.07
Operating margin	8%	10%	9%
Return on shareholders' equity	10%	12%	10%
Return on capital employed	10%	13%	11%

Specification of earnings per share

Net earnings for the period	1,014.0	1,395.0	1,419.0
Interest on convertible debentures	0.0	1.5	0.0
Adjusted net earnings	1,014.0	1,396.5	1,419.0
Average number of shares before dilution	233.3	230.4	231.5
Employee convertibles	0.0	1.2	0.7
Outstanding warrants	0.2	0.4	0.3
Average number of shares after dilution	233.5	232.0	232.5

Specifications of items affecting comparability

[1] **Operating expenses**	**-30**	197	212
- Sale of shares in Metsa Tissue	-	197	-
- Release of badwill, Scaninge	-	-	418
- Rationalisation costs	-30	-	-158
- Write-down of shares, Otor	-	-	-48
[2] **Depreciation and write-down, properties and plant**	-	-	-57
- Write-down of property, Taiwan	-	-	-57

STATEMENT OF EARNINGS

	2004:1	2003:1	2003:4
	EUR M[1]	EUR M[2]	EUR M[3]
Net sales	2,364	2,385	2,358
Operating expenses	-2,004	-1,970	-1,956
Operating surplus	**360**	415	402
Depreciation and write-down, properties and plant	-152	-149	-153
Goodwill amortization	-31	-31	-33
Share in earnings of associated companies	1	4	3
Operating profit	**178**	239	219
Financial items	-17	-25	-20
Earnings after financial items	**161**	214	199
Income taxes	-49	-62	-40
Minority interest	-1	-1	-1
Net earnings	**111**	151	158

[1] *The average exchange rate of 9.17 was applied in translation to EUR.*
[2] *The average exchange rate of 9.18 was applied in translation to EUR.*
[3] *Isolated quarterly amounts have been calculated as the difference between two accumulated results.*

OPERATING PROFIT
1 January–31 March

SEK M	**2004**	2003
Hygiene Products	**1,153**	1,275
Consumer Tissue	385	395
Tissue for bulk consumers - AFH	168	288
Personal Care	600	592
Packaging	**533**	691
Forest Products	**345**	407
Publication papers	96	211
Pulp, timber and solid-wood products	249	196
Other	**-118**	112
Operating profit, before goodwill amortization	**1,913**	2,485
Goodwill amortization[1]	-286	-285
Total operating profit	**1,627**	2,200

[1] **Goodwill amortization:**	**2004**	2003
Hygiene Products	103	108
Packaging	99	93
Common	84	84
Group	**286**	285

BALANCE SHEET	31 March 2004		31 December 2003	
	SEK M	EUR M[1]	SEK M	EUR M[1]
Assets				
Goodwill	15,200	1,643	14,586	1,607
Other intangible assets	1,133	122	897	99
Tangible assets	63,829	6,898	62,402	6,873
Shares and participations	687	74	658	72
Long-term financial receivables[2]	3,414	369	3,247	358
Other long-term receivables	205	22	241	26
Operating receivables and inventories	25,246	2,728	22,880	2,520
Short-term investments	481	52	749	82
Cash and bank balances	2,795	302	1,696	187
Total assets	**112,990**	**12,210**	107,356	11,824
Equity, provisions and liabilities				
Shareholders' equity	51,867	5,605	49,754	5,480
Minority interest	825	89	751	83
Provisions for pensions	2,627	284	2,569	283
Other provisions	11,147	1,205	11,051	1,217
Long-term interest-bearing debt	15,962	1,725	15,500	1,707
Other long-term interest-free liabilities	147	16	163	18
Short-term interest-bearing debt[3]	12,013	1,298	9,766	1,075
Accounts payable and interest-free current liabilities[3]	18,402	1,988	17,802	1,961
Total equity, provisions and liabilities	**112,990**	**12,210**	107,356	11,824
Debt/equity ratio		**0.46**		**0.44**
Equity/assets		**47%**		**47%**

[1] The period-end exchange rate of 9.25 (9.08) was applied in translation to EUR.

[2] Of which pension assets: 2,446 265 2,289 252

[3] SCA has un-utilized credit facilities with terms exceeding one year that amount to SEK 18,045 M. Due to the advantageous terms for short-term borrowing, such is used instead. The short-term interest-bearing liabilities amounted to SEK 12,013 M at 31 March 2004. Comparable un-utilized long-term credit facilities amounted to SEK 18,400 M at year-end and short-term interest-bearing liabilities were SEK 9,766 M. SCA has an additional SEK 8,780 M in available committed credit facilities that combined with SEK 2,795 M in cash and bank balances forms the Group's liquidity reserve.

CHANGE IN SHAREHOLDERS' EQUITY, SEK M

	Jan–Mar 2004	Jan–Mar 2003
Shareholders' equity, 1 January	49,754	47,983
Conversion of debentures, warrants	1	-
Sale of own shares	4	1
Translation differences	1,917	-626
Exchange rate differences on hedging instruments	-823	231
Net earnings for the period	1,014	1,395
Shareholders' equity, 31 March	**51,867**	48,984

OPERATING CASH FLOW ANALYSIS

1 January–31 March

SEK M	**2004**	2003
Operating cash surplus	3,294	3,599
Changes in working capital	-1,354	-698
Current capital expenditures, net	-583	-607
Other operating cash flow changes	-47	-78
Operating cash flow	**1,310**	2,216
Financial items	-155	-226
Income taxes paid	-342	-256
Other	0	-4
Cash flow from current operations	**813**	1,730
Acquisitions	-988	-544
Strategic capital expenditures, properties	-465	-553
Strategic structural expenditures	-85	-153
Divestments	0	650
Cash flow before dividend	-725	1,130
Dividend	-	-
Cash flow after dividend	-725	1,130
Conversion of debentures, warrants	1	-
Sale of own shares	4	1
Net cash flow	**-720**	1,131
Net debt at beginning of period	-22,306	-23,899
Net cash flow	-720	1,131
Currency effects	-986	418
Net debt at end of period	**-24,012**	-22,350
Debt payment capacity	**48%**	45%
Debt/equity ratio	**0.46**	0.45

Quarterly data

STATEMENT OF EARNINGS
Group

	2004	2003			
SEK M	I	IV	III	II	I
Net sales	21,687	21,153	21,064	21,231	21,890
Operating expenses[1]	-18,386	-17,551	-17,629	-17,838	-18,075
Operating surplus	**3,301**	3,602	3,435	3,393	3,815
Depreciation and write-down, properties and plant[2]	-1,393	-1,369	-1,397	-1,353	-1,363
Goodwill amortization	-286	-296	-276	-273	-285
Share in earnings of associated companies	5	27	40	24	33
Operating profit	**1,627**	1,964	1,802	1,791	2,200
Financial items	-155	-178	-199	-187	-226
Earnings after financial items	**1,472**	1,786	1,603	1,604	1,974
Income taxes	-449	-358	-465	-466	-572
Minority interest	-9	-9	-7	-8	-7
Net earnings	**1,014**	1,419	1,131	1,130	1,395
Earnings per share, SEK					
- before dilution effects	**4.35**	6.08	4.88	4.90	6.06
- after dilution effects	**4.34**	6.07	4.88	4.87	6.02

Specification of items affecting comparability

[1]Operating expenses	-30	212	-	-	197
- Sale of shares in Metsä Tissue	-	-	-	-	197
- Release of badwill, Scaninge	-	418	-	-	-
- Rationalisation costs	-30	-158	-	-	-
- Write-down of shares, Otor	-	-48	-	-	-
[2] Depreciation and write-down, properties and plant	-	-57	-	-	-
- Write-down of property, Taiwan	-	-57	-	-	-

Quarterly data

OPERATING CASH FLOW ANALYSIS
Group

	2004	2003			
SEK M	I	IV	III	II	I
Operating cash surplus	3,294	3,348	3,270	3,291	3,599
Changes in working capital	-1,354	1,430	714	-709	-698
Current capital expenditures, net	-583	-1,550	-817	-928	-607
Other operating cash flow changes	-47	-60	-75	-28	-78
Operating cash flow	**1,310**	3,168	3,092	1,626	2,216
Financial items	-155	-178	-199	-187	-226
Income taxes paid	-342	-297	-485	-113	-256
Other	0	-62	77	-38	-4
Cash flow from current operations	**813**	2,631	2,485	1,288	1,730
Acquisitions	-988	-3,850	-107	-307	-544
Strategic capital expenditures, properties	-465	-843	-797	-756	-553
Strategic structural expenditures	-85	-103	-109	-72	-153
Divestments	0	11	85	215	650
Cash flow before dividend	**-725**	-2,154	1,557	368	1,130
Dividend	-	-	-19	-2,216	-
Cash flow after dividend	**-725**	-2,154	1,538	-1,848	1,130
Conversion of debentures, warrants	1	-	723	-	-
Sale of own shares	4	4	7	4	1
Net cash flow	**-720**	-2,150	2,268	-1,844	1,131

Quarterly data Business areas

NET SALES

	2004	2003			
SEK M	I	IV	III	II	I
Hygiene Products	**10,545**	10,531	10,753	10,791	10,906
Consumer Tissue	3,721	3,759	3,618	3,630	3,817
Tissue for bulk consumers - AFH	2,638	2,628	2,928	2,920	2,913
Personal Care	4,186	4,144	4,207	4,241	4,176
Packaging	**7,830**	7,459	7,434	7,421	7,715
Forest Products	**3,813**	3,736	3,378	3,406	3,561
Publication papers	1,905	1,891	1,810	1,802	1,764
Pulp, timber and solid-wood products	1,908	1,845	1,568	1,604	1,797
Other	**256**	126	155	331	419
Intra-group deliveries	**-757**	-699	-656	-718	-711
Total net sales	**21,687**	21,153	21,064	21,231	21,890

OPERATING SURPLUS

	2004	2003			
SEK M	I	IV	III	II	I
Hygiene Products	**1,768**	1,747	1,824	1,814	1,895
Consumer Tissue	635	614	574	562	646
Tissue for bulk consumers - AFH	335	340	438	433	457
Personal Care	798	793	812	819	792
Packaging	**975**	965	1,036	1,023	1,100
Forest Products	**667**	763	644	634	703
Publication papers	310	420	339	316	426
Pulp, timber and solid-wood products	357	343	305	318	277
Other	**-109**	127	-69	-78	117
Total operating surplus	**3,301**	3,602	3,435	3,393	3,815

OPERATING PROFIT

	2004	2003			
SEK M	I	IV	III	II	I
Hygiene Products	**1,153**	1,184	1,169	1,192	1,275
Consumer Tissue	385	402	308	311	395
Tissue for bulk consumers - AFH	168	178	264	271	288
Personal Care	600	604	597	610	592
Packaging	**533**	538	631	622	691
Forest Products	**345**	469	352	331	407
Publication papers	96	208	140	103	211
Pulp, timber and solid-wood products	249	261	212	228	196
Other	**-118**	69	-74	-81	112
Operating profit before goodwill amortization	**1,913**	2,260	2,078	2,064	2,485
Goodwill amortization[1]	-286	-296	-276	-273	-285
Total operating profit	**1,627**	1,964	1,802	1,791	2,200

[1]Goodwill amortization:					
Hygiene Products	103	110	98	96	108
Packaging	99	97	93	94	93
Common	84	89	85	83	84
Group	**286**	296	276	273	285

OPERATING SURPLUS MARGINS

	2004	2003			
Percent	I	IV	III	II	I
Hygiene Products	**17**	17	17	17	17
Consumer Tissue	17	16	16	15	17
Tissue for bulk consumers - AFH	13	13	15	15	16
Personal Care	19	19	19	19	19
Packaging	**12**	13	14	14	14
Forest Products	**17**	20	19	19	20
Publication papers	16	22	19	18	24
Pulp, timber and solid-wood products	19	19	19	20	15

OPERATING MARGINS, excluding goodwill amortization

	2004	2003			
Percent	I	IV	III	II	I
Hygiene Products	**11**	11	11	11	12
Consumer Tissue	10	11	9	9	10
Tissue for bulk consumers - AFH	6	7	9	9	10
Personal Care	14	15	14	14	14
Packaging	**7**	7	8	8	9
Forest Products	**9**	13	10	10	11
Publication papers	5	11	8	6	12
Pulp, timber and solid-wood products	13	14	14	14	11

Group

MARGINS

1 January–31 March

Percent	2004	2003
Operating surplus margin	**15.2**	17.4
Operating margin, excl. goodwill amortization	**8.8**	11.4
Operating margin	**7.5**	10.1
Financial net margin	**-0.7**	-1.1
Profit margin	**6.8**	9.0
Tax and minority	**-2.1**	-2.6
Net margin	**4.7**	6.4

MARGINS – quarterly data

	2004	2003			
Percent	I	IV	III	II	I
Operating surplus margin	**15.2**	17.0	16.3	16.0	17.4
Operating margin, excl. goodwill amortization	**8.8**	10.7	9.9	9.7	11.4
Operating margin	**7.5**	9.3	8.6	8.4	10.1
Financial net margin	**-0.7**	-0.9	-0.9	-0.8	-1.1
Profit margin	**6.8**	8.4	7.7	7.6	9.0
Tax and minority	**-2.1**	-1.7	-2.3	-2.3	-2.6
Net margin	**4.7**	6.7	5.4	5.3	6.4

FIVE-YEAR SUMMARY

Full year	2003	2002	2001	2000[1]	1999[1]
Earnings after financial items, SEK M	6,967	8,078	8,090	9,327	5,521
Earnings per share, SEK	21.84	24.54	24.05	30.64	16.73
Earnings per share, before goodwill amortization, SEK	26.51	29.15	28.40	33.76	19.52
Debt/equity ratio, times	0.44	0.49	0.51	0.39	0.69
Return on capital employed, %	11	13	14	18	12
Return on shareholders' equity, %	10	12	13	20	12

[1] *Adjusted historically to reflect new issues.*

CASH FLOW ANALYSIS

(in accordance with the Swedish Financial Accounting Standards Council's recommendation, RR 7)

1 January–31 March

SEK M	2004	2003
Current operations		
Earnings after financial items	1,472	1,974
Adjustment for items not included in cash flow	1,472	1,110
	2,944	**3,084**
Taxes paid	-342	-256
Cash flow from current operations before changes in working capital	**2,602**	**2,828**
Cash flow from changes in working capital		
Change in inventories	-267	-274
Change in current receivables	-810	-359
Change in operating liabilities	-277	-65
Cash flow from current operations	**1,248**	**2,130**
Investment activities		
Acquisition of subsidiaries	-799	-544
Divested units	-	650
Acquisition of tangible and intangible fixed assets	-1,254	-1,160
Proceeds from sale of equipment	206	-
Payment of loans to external parties	-89	-
Repayment of loans from external parties	-	99
Cash flow from investment activities	**-1,936**	**-955**
Financing activities		
Sale of own shares	4	1
Borrowings	1,860	-
Amortization of debt	-	-783
Cash flow from financing activities	**1,864**	**-782**
Cash flow for the period	**1,176**	**393**
Liquid funds at beginning of year	1,929	2,826
Translation differences in liquid funds	33	-9
Liquid funds at end of period	**3,138**	**3,210**

Reconciliation between cash flow analysis according to RR 7 and operating cash flow		
Cash flow for the year according to RR 7	1,176	393
Deducted items:		
Repayment/payment of loans from/to external parties	89	-99
Amortization/increase of debt	-1,860	783
Added items:		
Net debt in acquired companies	-189	-
Accrued interests	63	54
Conversion of loan to shareholders' equity	1	-
Net cash flow according to operating cash flow	-720	1,131

Press conference

SCA's interim report for the period 1 January-31 March 2004 will be published on 27 April 2004. A press conference will be held at 10:00 CET in Stockholm, where Jan Åström, President and CEO, will present the results. Venue: Salén Konferenser, Aulan, Norrlandsgatan 15, Stockholm

Telephone conference

The telephone conference will be held on 27 April 2004, at 15:00 CET, where Jan Åström will comment on the results. To participate, please call the number below at least 5 minutes prior to the conference call.

Dial-in number UK:	+44 (0)207 162 0184	quote: SCA
Dial-in number US:	+1 334 420 4950	quote: SCA

The interim report and the slide presentation will be available at www.sca.com/Investors.

Webcasting

The telephone conference will be webcasted live (listen-only). On 27 April around 8 p.m. a recorded version will be available on our web site www.sca.com/Investors. Requirements: Windows Media Player or Real Player.

For further information please contact:

Jan Åström, President and CEO. Telephone: +46 70 586 0701.
Peter Nyquist, Senior Vice President, Communications and Investor Relations,
Telephone: +46 70 575 2906.

File No. 82-763

SVENSKA CELLULOSA
AKTIEBOLAGET SCA (publ)
Communications
& Investor Relations
Box 7827
SE-103 97 STOCKHOLM
Sweden
Tel +46 8-788 51 00
Fax +46 8-678 81 30
www.sca.com

Date	27 April 2004
Company	Securities and Exchange Commission
Fax no	+ 1 202-942 96 24
To	Special Counsel/Office of International Corporate Finance
From	Peter Nyquist, Senior VP Communications & Investor Relations
No of pages (inclusive)	2

SCA

**Re: Svenska Cellulosa Aktiebolaget SCA - Rule 12g3-2 (b) Exemption
File No. 82-763**

Dear Sirs,

On behalf of Svenska Cellulosa Aktiebolaget SCA ("SCA"), enclosed please find a copy of today's dated press release, **"SCA improves distribution and production structure for tissue on the Iberian Peninsula"**, which is being furnished to you pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Please acknowledge receipt of this telefax and the enclosure by date-stamping the enclosed copy of this telefax and returning it to our messenger.

Sincerely yours,

Carin Posse

Peter Nyquist / Carin Posse

Encl.